Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

Frequently Asked Questions – Web Site

What is the reason for doing the transaction?
The transaction creates the U.K.’s second largest communications company and leading triple play service provider with a cable footprint covering more than 50 per cent of U.K. households. The combined company will have nearly 5 million residential customers. It will also be the largest provider of residential broadband services in the country with 2.5 million subscribers, the second largest pay TV provider with 3.3 million subscribers and also the second largest fixed telephony provider with 4.3 million subscribers.

So is Telewest now part of ntl?
No. Telewest will not be part of ntl until the transaction closes.

What is the merger consideration?
Under the terms of the transaction, approved by the boards of both companies, Telewest shareholders will receive $16.25 in cash and 0.115 shares of ntl stock for each common share of Telewest they own, for a total consideration of $6 billion, or approximately $23.93 per share, as of the time of the transaction announcement.

Why is this a good deal for Telewest shareholders?
The mix of stock and cash consideration will enable Telewest shareholders to realize immediate value for their shares and to participate in the upside of a combined company that is better positioned to compete in the U.K. marketplace.

How much of the combined company will Telewest shareholders own?
Upon completion Telewest shareholders will own approximately 25 per cent of the enlarged ntl.

What are the conditions for closing the transaction?
The transaction is subject to U.K. regulatory approvals, approval by the shareholders of both companies and other customary closing conditions.

When is the transaction expected to close?
It is expected to close in the first quarter of 2006.

Is this transaction subject to antitrust review by U.S. regulators?
No. Antitrust approval from U.S. regulators is not required.

Will there be cost savings?
Yes. We expect to realize approximately £1.5 billion of synergies on a Net Present Value basis, making the transaction significantly free cash flow accretive.

Are there opportunities to grow the company’s business?
Yes. The combination of the two companies’ local access networks, which do not overlap, will provide a strong platform allowing for product differentiation and innovation and the delivery of unique packages of service offerings. The combined company will have the benefit of a much larger cable network and, together with Telewest’s content division, will strengthen cable’s position in the multi-channel TV marketplace.

Will customers benefit?
Consumers will benefit from greater choice, accelerated delivery of a broader range of personalised communications and entertainment services and even better value. The company will have additional resources to roll out new product offerings – such as HDTV, VoD and VoIP – across its footprint.

How big will the new company be?
The new company will be the second largest communications company in the U.K. On an unaudited pro forma basis for the twelve months ended June 30, 2005, the combined company would have had revenues of £3.4 billion (before adjustments).

Who will be on the board?
The Board of the enlarged company will consist of all the current directors of ntl plus two directors from Telewest.

Who will be the company’s senior management?
James Mooney will be Chairman of the Board of Directors, Anthony (Cob) Stenham will be Deputy Chairman and Simon Duffy will be the President and Chief Executive Officer.

Will any Telewest executives be leaving?
Yes. Telewest’s Acting Chief Executive Officer, Barry Elson, will leave the company upon the completion of the transaction and Telewest’s Chief Operating Officer, Eric Tveter, will leave the company at the end of 2006.

When will the transaction become accretive?
The planned synergies are expected to make the transaction significantly cash accretive in 2006, before restructuring costs, and significantly cash accretive after all costs from 2007 onwards.

How will you get the synergies?
The synergies will be realized through optimizing networks, systems and applications, implementing best practices and eliminating duplicated activities.

Will there be headcount reductions?
Yes.

How many?

We will not be providing a specific estimate at this time, but as with any acquisition, we do expect headcount reductions where there are overlapping functions and opportunities to streamline the organization.

How much debt will the company have?

As reported in second quarter 2005 results, Telewest and ntl had approximately £1.7 billion and £1.5 billion in net debt respectively, for a proforma combined net debt of £3.2 billion. The cash portion of the acquisition will be financed through approximately £1.8 billion in new financing and £500 million from existing ntl cash. In addition, the existing senior facilities of both companies will be refinanced. Net debt upon completing the transaction will be approximately £5.7 billion.

How will you repay the debt?
ntl expects free cash flow from the combined companies to provide the flexibility to reduce combined debt to target levels over the medium term.

What is the vote that is required for Telewest’s stockholders to approve the transaction?
The affirmative vote of the holders of a majority of the outstanding shares of Telewest. This requirement arises under applicable law of the State of Delaware in the United States, where Telewest is incorporated. In order to vote, persons must be record holders of Telewest shares on the record date for the stockholders meeting at which the merger will be voted upon.

Why do ntl stockholders have to approve the transaction? Is the vote requirement the same?
Under the applicable rules of NASDAQ, the market on which ntl shares are traded, the approval of ntl stockholders is required for the issuance of the ntl shares to Telewest stockholders. The ntl approval requires the affirmative vote of the holders of a majority of the shares voting at the meeting. This approval requirement is different from the one required for Telewest stockholders to approve the merger. In order to vote, persons must be record holders of ntl shares on the record date for the stockholders meeting at which the issuance of ntl shares will be voted upon. The meeting date for the two stockholders meetings is expected to be the same day.

How many shares have the right to vote?
All shares of Telewest and ntl outstanding on the record date for the stockholder meetings are entitled to be voted. Currently there are outstanding approximately 85 million shares of ntl stock and approximately 246 million shares of Telewest stock.

Can Telewest stockholders elect cash or stock?
There is no election to be made. Each Telewest share will be converted into the right to receive $16.25 per share and 0.115 shares of ntl stock.

How are stock options of Telewest treated?
Telewest options (whether vested or unvested) will be converted into ntl options with the same terms and conditions (including as to exercisability and vesting, taking into account any acceleration resulting from the merger). The number of shares obtained upon exercise and the applicable exercise price will be appropriately adjusted.

Are the financing commitments you have received “funds certain”? What are the conditions, if any?
As described in the Form 8-K filed with the SEC on October 6, the Company has committed financing to fund the cash merger consideration and refinance outstanding bank debt.

The commitments of the banks under the commitment letter are subject to the negotiation and execution of customary finance documentation. In addition, drawings under the facilities are conditional on (i) there being no payment default by, or insolvency event in respect of, NTL and certain subsidiaries, and no breach of certain limited representations by such entities, (ii) the obligations of NTL to pay the merger consideration under the Merger Agreement being unconditional and (iii) certain customary closing documentation.

The commitments of the banks under the commitment letter terminate on the earlier of (i) the date which is twelve months after the date of the Merger Agreement, or (ii) the termination of the Merger Agreement.

The Form 8-K and the merger agreement make reference to an application for a U.S. Internal Revenue Service private letter ruling? Why is this ruling being considered and what are the chances of obtaining the ruling?
The IRS ruling described in the Merger Agreement refers to a potential ruling from the IRS on certain technical US tax issues which could permit some or all of the acquisition financing to be incurred at lower levels in ntl’s capital structure. ntl has not filed a ruling request with the IRS. ntl is not in a position to predict whether it will file the request, whether it would receive the IRS ruling if the request is filed or if it received the IRS ruling whether it would incur any acquisition financing at lower levels. Further information will be provided, if then available, in the joint proxy statement / prospectus to be filed by ntl and Telewest with the SEC.

Has the transaction been structured to be tax-free to Telewest stockholders?
The transaction has not been structured to be tax-free to Telewest stockholders. For US tax purposes, Telewest stockholders that are US tax residents will be subject to tax on both the ntl stock and cash received in the merger. The specific tax consequences for each Telewest stockholder will be dependent upon his, her or its tax attributes and circumstances. Further information will be provided in the joint proxy statement / prospectus to be filed by ntl and Telewest with the SEC.

The Merger Agreement contains certain provisions whereby ntl could require either (1) the transaction to be restructured so that Telewest acquires ntl or (2) Telewest to restructure its investment in the UKTV Group. Please explain.
These possible changes in structure are technical. Telewest has certain contractual rights and obligations under its UKTV arrangements and other content-related arrangements. We are excited about these opportunities and expect to address them on a business level with Telewest's partners. However, we want to be sure that Telewest remains best placed to assert its rights, and comply with its obligations under those arrangements and these structural changes would help us to do so.

If the transaction were restructured so that Telewest would acquire ntl, the economics of the transaction would be the same and Telewest stockholders would receive the same consideration per share but in a different manner. Telewest would as a legal matter become the parent corporation, but we would expect Telewest, as the surviving entity in the transaction, to change its name to ntl Incorporated, and ntl and Telewest stockholders would wind up with the same percentage ownership of the combined company as they would under the current structure. The board of directors and the management of the combined company would be the same under either structure.

Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed merger of ntl and Telewest. In connection with the proposed merger, ntl and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to stockholders of ntl and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by ntl and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when it becomes available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of ntl’s filings may be obtained by directing a request to ntl Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, not shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

ntl, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding ntl’s directors and executive officers is available in ntl’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this document regarding the proposed transaction between ntl Incorporated (“ntl”) and Telewest Global, Inc. (“Telewest”), the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Telewest’s or ntl’s future expectations, beliefs, goals or prospects constitute forward-looking statements as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. When used in this document, the words “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions or statements that are not historical facts, in each case as they relate to ntl and Telewest, the management of either such company or the proposed transaction, are intended to identify those expressions or statements as forward-looking statements. In addition to the risks and uncertainties noted in this document, there are certain factors, risks and uncertainties that could cause actual results to differ materially from those anticipated by some of the statements made, many of which are beyond the control of ntl and Telewest. These include: (1) the failure to obtain and retain expected synergies from the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed acquisition, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, (8) other similar factors, and (9) the risk factors summarized and explained in our Form 10-K. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent Form 10-K, 10-Q and 8-K reports.